UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                            ANGLOGOLD ASHANTI LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 ORDINARY SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    035128206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                                 Nicholas Jordan
                                Company Secretary
                               Anglo American plc
                            20 Carlton House Terrace
                                 London SW1Y 5AN
                                 United Kingdom
                               011-44-20-7968-8888
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 22, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  035128 20 6

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS  ANGLO AMERICAN PLC
  1
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)  {x}
        (b)  { }
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS:  NA

--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   { }

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:  England and Wales

--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       NONE
   NUMBER OF    ----------------------------------------------------------------
    SHARES        8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY            134,788,099
     EACH       ----------------------------------------------------------------
   REPORTING      9    SOLE DISPOSITIVE POWER
    PERSON
     WITH              NONE
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       134,788,099
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        134,788,099
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                   { }

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        50.85%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  035128 20 6

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS  ANGLO SOUTH AFRICA CAPITAL (PTY) LTD.
  1
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)  {x}
        (b)  { }
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS:  NA

--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   { }

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:  The Republic of South Africa

--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       NONE

   NUMBER OF    ----------------------------------------------------------------
    SHARES        8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY            134,788,099
     EACH       ----------------------------------------------------------------
   REPORTING      9    SOLE DISPOSITIVE POWER
    PERSON
     WITH              NONE
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       134,788,099
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        134,788,099
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                   { }

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        50.85%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------

         This Amendment No. 6 ("Amendment No. 6") amends and restates the Statement on Schedule 13D, originally filed on November 21, 2003, and amended and supplemented on February 25, 2004 by Amendment No. 1, on May 10, 2004 by Amendment No. 2 on June 7, 2004 by Amendment No. 3, and on June 21, 2004 by Amendment No. 4 and on October 26, 2005 by Amendment No. 5.

         Since the date of Amendment No. 5, the Reporting Persons have not acquired beneficial ownership of any additional Ordinary Shares.

Item 1.  Security and Issuer.

         This Statement on Schedule 13D, as amended from time to time (this "Statement"), relates to the ordinary shares, par value ZAR 0.25 per share (the "Ordinary Shares"), of AngloGold Ashanti Limited (formerly, AngloGold Limited), a corporation organized under the laws of the Republic of South Africa (the "Issuer"). The principal executive offices of the Issuer are located at 11 Diagonal Street, Johannesburg, 2001 South Africa.

Item 2.  Identity and Background.

         This Statement is being jointly filed by Anglo American plc and Anglo South Africa Capital (Pty) Ltd. (together, the "Reporting Persons").

         Anglo American plc ("Anglo American"), a corporation incorporated under the laws of England and Wales, has its principal executive offices at 20 Carlton House Terrace, London SW1Y 5AN, United Kingdom and is a global leader in the mining and natural resource sectors.

         Anglo South Africa Capital (Pty) Ltd. ("Anglo SA Capital"), a corporation incorporated under the laws of the Republic of South Africa, has its principal executive offices at 44 Main Street, Johannesburg 2001 South Africa and is an indirect, wholly owned subsidiary of Anglo American.

         Anglo SA Capital is a wholly owned subsidiary of Anglo South Africa
(Pty) Ltd. ("ASA"), which is a wholly owned subsidiary of Anglo American South Africa Limited ("AASA"), which is a wholly owned subsidiary of Anglo American International S.a.r.l. ("AA International"), which is a wholly owned subsidiary of Anglo American (ASA, AASA, and AA International, collectively the "Holding Companies"). Other than pursuant to the directions received from Anglo American, none of the Holding Companies has or shares the voting power or investment power within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The directors and executive officers of each of Anglo American and Anglo SA Capital are set forth on Exhibit A attached hereto. Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

         During the last five years, none of the Reporting Persons or the Holding Companies nor, to the best knowledge of each of the Reporting Persons, any person named in Exhibit A attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Exhibit A is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Considerations.

         Not applicable.

Item 4.  Purpose of Transaction.

         Anglo American is the largest shareholder of the Issuer. The number of members affiliated with Anglo American on the Issuer's Board of Directors may be reduced as the Reporting Persons' percentage ownership of the Issuer declines. Currently there is no agreement between the Issuer and Anglo American concerning membership on the Issuer's Board of Directors by Anglo American.

         In order to give the Issuer greater flexibility to pursue its strategic agenda, the Reporting Persons have decided to reduce their shareholding in the Issuer and no longer to seek to retain it as a subsidiary. For more information see Exhibit B.

         On February 22, 2006, Anglo American plc issued a press release stating the following in its entirety:

         ANGLO AMERICAN ANNOUNCES PROPOSED PUBLIC SECONDARY OFFERING OF ORDINARY SHARES OF ANGLOGOLD ASHANTI.

         Anglo American plc ("Anglo American") today announces its intention to sell through a registered offering a portion of its ordinary shares of AngloGold Ashanti in the form of ordinary shares or American depositary shares, as one means of reducing its shareholding in AngloGold Ashanti. The offering would be made simultaneously in the US, South Africa and Europe. The offering is anticipated to occur at some time over the coming months, subject to market conditions.

         Anglo American currently intends to remain a significant shareholder in AngloGold Ashanti in the medium term.

         THIS COMMUNICATION DOES NOT CONSTITUTE OR FORM PART OF AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES OR OTHERWISE ENGAGE IN ANY INVESTMENT ACTIVITY, NOR WILL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION.

         Certain statements contained herein may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the transactions described above.

         The Reporting Persons intend to continuously review their holdings in the Issuer on a regular basis and, as a result thereof, in determining plans or proposals with respect to the Issuer, may at any time or from time to time determine to (a) dispose of any securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise, in such quantities and at such times as may be determined from time to time, or (b) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the Issuer's business, financial condition and prospects, other developments concerning the Issuer and its equity financing requirements and its businesses generally, other developments and other business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons' business and general economic outlook, changes in law and government regulations, general economic conditions, and money, currency, commodity and stock market conditions, including the market price of the securities of the Issuer.

         Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals in the future): (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (iv) any change in the present Board of Directors or management of the Issuer, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration, or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons are the sole beneficial owners of 134,788,099 Ordinary Shares representing 50.85% of the outstanding Ordinary Shares. The calculation of the foregoing percentage is based on the number of Ordinary Shares outstanding as of February 22, 2006 (the "Outstanding Shares").

         Mr. R.M. Godsell is a beneficial owner of 9,177 Ordinary Shares and has sole voting and dispositive power with respect to such Ordinary Shares. Mr. R.M. Godsell is also a beneficial owner of 239,735 Ordinary Shares that Mr. Godsell has the right to acquire upon the exercise of the options issued under the Issuer's Share Incentive Scheme. The number of Ordinary Shares beneficially owned by Mr. Godsell represents less than 0.1% of the Outstanding Shares.

         Mr. G.G. Gomwe is a beneficial owner of 120 Ordinary Shares and has sole voting and dispositive power with respect to such Ordinary Shares. The number of Ordinary Shares beneficially owned by Mr. Gomwe represents less than 0.1% of the Outstanding Shares.

        As trustee of The BRO Trust, Mr. N.F. Oppenheimer shares with his fellow trustees the power to direct the receipt of dividends from, or the proceeds from the sale of, 4,370 Ordinary Shares, which represents less than 0.1% of the Outstanding Shares. The exercise of such power requires the unanimous approval of all trustees of The BRO Trust. Mr. Oppenheimer is not a beneficiary of The BRO Trust, which is a charitable trust.

         Except as disclosed in this Item 5(a), none of the Reporting Persons or the Holding Companies nor, to the best of their knowledge, any of the persons listed on Exhibit A to this Statement beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

(b) All decisions with respect to the voting and/or disposition of the Ordinary Shares owned by the Reporting Persons are currently made by the Board of Directors of Anglo American. Accordingly, Anglo American has the power to direct the voting and/or disposition of the Ordinary Shares held by Anglo SA
Capital, and Anglo SA Capital has the power to vote and/or dispose of the Ordinary Shares (which power is exercised at the direction of Anglo American). The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Statement and (ii) Item 5(a) hereof are incorporated herein by reference.

(c) Except as disclosed in this Amendment No. 6, none of the Reporting Persons or the Holding Companies nor, to the best of their knowledge, any of the persons listed on Exhibit A has effected any transaction in the Ordinary Shares since October 26, 2005, the date of Amendment No. 5.

(d) To the best knowledge of the Reporting Persons, other than the Holding Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

Exhibit          Description

Exhibit A        Directors and Officers of Anglo American and Anglo SA Capital.

Exhibit B        Anglo American plc press release

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 22, 2006                         ANGLO AMERICAN PLC

                                          /s/ Nicholas Jordan/Company Secretary
                                          --------------------------------------
                                                        Signature

                                            Nicholas Jordan/Company Secretary
                                          --------------------------------------
                                                       Name/Title


Dated:

February 22, 2006                         ANGLO SOUTH AFRICA CAPITAL (PTY) LTD

                                          By: ANGLO AMERICAN PLC

                                          Pursuant to the Joint Filing Agreement


                                          /s/ Nicholas Jordan/Company Secretary
                                          --------------------------------------
                                                        Signature

                                            Nicholas Jordan/Company Secretary
                                          --------------------------------------
                                                       Name/Title

                                  EXHIBIT INDEX
                                  -------------


Exhibit           Description

Exhibit A         Directors and Officers of Anglo American and Anglo SA Capital.

Exhibit B         Anglo American plc press release